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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ________________

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      UNDER
                       SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                ________________

                              EVOLVE SOFTWARE, INC.

                                (AMENDMENT NO. 3)
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                      N/A*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               KENNETH J. BOZZINI
                             CHIEF FINANCIAL OFFICER
                              EVOLVE SOFTWARE, INC.
                           1400 65TH STREET, SUITE 100
                              EMERYVILLE, CA 94608
                                 (510) 428-6000
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                   COPIES TO:
                             LARRY W. SONSINI, ESQ.
                               RAMSEY HANNA, ESQ.
           WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
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                     TRANSACTION VALUATION +                AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
$333,304. . . . . . . . . . . . . . . . . . . . . . . . . . . . Previously paid
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+    Calculated  solely  for purposes of determining the filing fee. This amount assumes that options to purchase 1,822,690 shares of common stock of Evolve Software, Inc. (the "Company") having an aggregate value of $333,304 as of December 4, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x]  Check  the  box  if  any  part  of  the  fee  is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                         AMOUNT PREVIOUSLY PAID: $66.66
                       FORM OR REGISTRATION NO.: 5-60105
                           FILING PARTY: THE COMPANY
                          DATE FILED: DECEMBER 5, 2001
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third  party  tender  offer  subject  to  Rule  14d-1.
[X]  issuer  tender  offer  subject  to  Rule  13e-4.
[ ]  going-private  transaction  subject  to  Rule  13e-3.
[ ]  amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 30049P104.
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                                   SCHEDULE TO

                             INTRODUCTORY STATEMENT

     This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on December 5, 2001, as amended by Amendment No. 1 thereto filed with the Commission on December 7, 2001, and as amended by Amendment No. 2 thereto filed with the Commission on December 18, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share (the "Exchange Offer"), under the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange dated December 5, 2001.

     The Offer to Exchange, including all withdrawal rights, expired at 11:59 p.m., Pacific Standard Time, on Friday, January 4, 2002. Pursuant to the terms and conditions of the Offer to Exchange, a total of eighty-three (83) eligible employees elected to participate in the Exchange Offer. We accepted eligible options to purchase a total of 848,964 shares of our Common Stock. Subject to the terms and conditions of the Exchange Offer, we will grant new options to purchase up to 848,964 shares of our Common Stock on or about July 8, 2002 in exchange for the options surrendered and accepted pursuant to the Exchange Offer.

ITEM 12.     EXHIBITS.

    (a)  (1)   (i)*   Offer to Exchange  Certain  Outstanding  Options  for  New
                      Options,  dated  December  5,  2001,  as  amended.

               (ii)*  Election  Form,  as  amended.

               (iii)* Letter from Chairman to Employees, dated December 5, 2001, as  amended.

               (iv)*  Form  of  Notice  to  Withdraw from the Offer, as amended.

               (v)**  Form  of  Promise  to  Grant  Stock  Option(s).

               (vi)*  Presentation  to  Employees,  as  amended.

               (vii)* Communication  to  Employees  regarding  amendment  to
                      Expiration  Date

         (5)   (i)**  Evolve  Software,  Inc.  Amended  and Restated 2000 Stock
                      Plan.

               (ii)** Form of agreement under Evolve Software, Inc. Amended and
                      Restated  2000  Stock  Plan.

               (iii)**Evolve  Software,  Inc.  2000  Stock  Plan  Prospectus.

    (b)   Not  applicable.

    (d) (1) Certificate of Designation of Evolve Software, Inc. Series A Preferred Stock, filed as Exhibit 10.4 to the Company's Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.


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          (2)  Form  of  Form  A  Subscription  Warrant  and  Form  of  Form  B
          Subscription Warrant, filed as Exhibit 10.2 to the Company's Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.

          (3)  Form  of  Warrant  to  Purchase  Shares of Common Stock, filed as
          Exhibit 10.3 to the Company's Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.

    (g)   Not  applicable.

    (h)   Not  applicable.

* Previously filed as an exhibit to the Schedule TO (Amendment No. 2) filed with the Securities and Exchange Commission on December 18, 2001.

**Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on December 5, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule TO is true, complete and correct.

                                EVOLVE  SOFTWARE,  INC.

                                By:  /s/  Kenneth  J.  Bozzini
                                     -------------------------------------------
                                     Kenneth  J.  Bozzini
                                     Chief Financial Officer and Vice President,
                                     Finance


Date:  January 7, 2002

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER           DESCRIPTION
------           -----------
(a)(1)(i)*       Offer to Exchange  Certain Outstanding Options for New Options,
                 dated  December  5,  2001,  as  amended.
(a)(1)(ii)*      Election  Form,  as  amended.
(a)(1)(iii)*     Letter  from  Chairman to Employees, dated December 5, 2001, as amended.
(a)(1)(iv)*      Form  of  Notice  to  Withdraw  from  the  Offer,  as  amended.
(a)(1)(v)**      Form  of  Promise  to  Grant  Stock  Option(s).
(a)(1)(vi)*      Presentation  to  Employees,  as  amended.
(a)(1)(vii)*     Communication  to  Employees  regarding amendment to Expiration
                 Date
(a)(5)(i)**      Evolve Software,  Inc.  Amended  and  Restated 2000 Stock Plan.
(a)(5)(ii)**     Form  of  agreement  under  Evolve  Software,  Inc. Amended and
                 Restated  2000  Stock  Plan.
(a)(5)(iii)**    Evolve  Software,  Inc.  2000  Stock  Plan  Prospectus.
   (d)(1)        Certificate of Designation of Evolve Software,  Inc.  Series  A
                 Preferred  Stock,  filed  as  Exhibit  10.4 to the Company's
                 Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.
   (d)(2)        Form  of  Form A Subscription Warrant and Form of Form B
                 Subscription Warrant, filed as Exhibit 10.2 to the Company's
                 Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.
   (d)(3)        Form  of Warrant to Purchase Shares of Common Stock, filed as
                 Exhibit 10.3 to the Company's Current Report on Form 8-K/A filed on October 3, 2001, and incorporated herein by reference.

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* Previously filed as an exhibit to the Schedule TO (Amendment No. 2) filed with the  Securities  and  Exchange  Commission  on  December  18,  2001.

**Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on December 5, 2001.



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